Exhibit 4.4

DESCRIPTION OF SECURITIES

The following descriptions are summaries of the material terms of (i) our common stock, par value $0.0001, (ii) our warrants for common stock and (iii) our certificate of incorporation and bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, these documents, copies of which are filed with the SEC as exhibits to the Annual Report. Throughout this exhibit, references to the “Company,” “we,” “our,” and “us” refer to Doma (as defined in the Annual Report). We encourage you to read these documents and the applicable portion of the Delaware General Corporation Law, as amended, carefully. Defined terms used in this exhibit and not other defined herein, shall have the meanings set forth in this Annual Report.

On June 29, 2023, we filed a Certificate of Amendment to our Certificate of Incorporation to effect a one-for-25 reverse stock split of our common stock and a corresponding adjustment to our authorized capital stock (the “Reverse Stock Split”), effective as of 11:59 p.m. Eastern Daylight Time on June 29, 2022 (the “Effective Time”). As a result of the Reverse Stock Split, every 25 shares of the Company’s issued and outstanding common stock were automatically converted into one share of issued and outstanding common stock. No fractional shares were issued as a result of the Reverse Stock Split. Stockholders who otherwise would have been entitled to receive fractional shares of common stock were entitled to receive cash in an amount equal to the product obtained by multiplying (a) the closing price per share of the Common Stock as reported on the New York Stock Exchange as of the date of the Effective Time, by (b) the fraction of one share owned by the stockholder. Proportionate adjustments were made to the number of shares issuable upon the exercise or vesting of all stock options, restricted stock, restricted stock units or other stock-based awards or rights (the “Stock-Based Awards”) and warrants outstanding at the Effective Time, as well as certain performance goals applicable to certain of Stock-Based Awards, which resulted in a proportional decrease in the number of shares of the Company’s common stock reserved for issuance upon exercise or vesting of such Stock-Based Awards and warrants, and, in the case of stock options, purchase rights outstanding under our related Company incentive plan, and warrants, a proportional increase in the exercise price of such stock options, purchase rights and warrants. The following description of the terms of our capital stock and warrants gives effect to the Reverse Stock Split, except as otherwise indicated.

Authorized and Outstanding Capital Stock

Our authorized capital stock consists of 84,000,000 shares of capital stock, par value $0.0001 per share, of which:

•	80,000,000 shares are designated as common stock; and

•	4,000,000 shares are designated as preferred stock.

As of the March 15, 2024, there were (i) 13,936,684 shares of common stock outstanding (including the Sponsor Covered Shares) and (ii) no shares of preferred stock outstanding.

Common Stock

Voting Rights

Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

Our certificate of incorporation does not provide for cumulative voting for the election of directors. As a result, the holders of a plurality of the voting power of our outstanding common stock can elect all of the directors then standing for election. Our certificate of incorporation retains a classified board of directors, divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

Dividend Rights

Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of our common stock will be entitled to receive ratably, on a per share basis, any dividends declared by our board of directors out of assets legally available.

Liquidation Rights

Subject to preferences that may be applicable to any preferred stock outstanding at the time, in the event of any voluntary or involuntary liquidation, dissolution or winding up, after payment or provision for payment of our debts and other liabilities, the holders of shares of our common stock will be entitled to receive, ratably in proportion to the number of shares held by the holder, all our remaining assets available for distribution to our stockholders.

No Preemptive or Similar Rights

The holders of our common stock are not entitled to preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions.

Preferred Stock

Our certificate of incorporation authorizes 4,000,000 shares of preferred stock and provides that preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors is able to, without stockholder approval, issue shares of preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our board of directors to issue shares of preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control or the removal of existing management.

Stock Options

As of March 15, 2024, we had outstanding 389,586 options to acquire our common stock, of which 378,824 were vested, with a weighted average exercise price of approximately $13.85 per share, and 10,762 were unvested, with a weighted average exercise price of approximately $17.74 per share.

Warrants

As of the March 15, 2024, we had issued 17,333,333 warrants, consisting of (i) 11,500,000 public warrants and (ii) 5,833,333 private placement warrants, which are held by the Sponsors, subject to certain vesting conditions.

Public Warrants

Twenty-five whole public warrants entitles the registered holder to purchase one share of our common stock at a price of $287.50 per share, subject to adjustment as discussed below, at any time commencing on the later of (i) one year from the closing of the initial public offering and (ii) 30 days after the completion of the Business Combination; provided, that we have an effective registration statement under the Securities Act covering our common stock issuable upon exercise of the public warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities or blue sky laws of the state of residence of the holder (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the Warrant Agreement as a result of (i) us failing to have an effective registration statement by the 60th business day after the Closing of the Business Combination as described below or (ii) a notice of redemption described below under “— Redemption of Public Warrants When the Price Per Share of Our Common Stock Equals or Exceeds $250.00”). A warrant holder may exercise its public warrants only for a whole number of shares of our common stock. This means only a whole public warrant may be exercised at a given time by a warrant holder. No fractional public warrants will be issued upon separation of the units and only whole public warrants will trade. The public warrants expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We are not be obligated to deliver any shares of our common stock pursuant to the exercise of a public warrant and we have no obligation to settle such public warrant exercise unless a registration statement under the Securities Act with respect to the our common stock underlying the public warrants is then effective and a prospectus relating thereto is current, subject to us satisfying our obligations described below with respect to registration. No public warrant will be exercisable and we will not be obligated to issue shares of our common stock upon exercise of a public warrant unless our common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the public warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a public warrant, the holder of such public warrant will not be entitled to exercise such public warrant and such public warrant may have no value and expire worthless. In no event will we be required to net cash settle any public warrant. In the event that a registration statement is not effective for the exercised public warrants, the purchaser of a unit containing such public warrant will have paid the full purchase price for the unit solely for the share of our common stock underlying such unit.

We have agreed that as soon as practicable, but in no event later than 20 business days after the Closing of the Business Combination, to use our commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of our common stock issuable upon exercise of the public warrants. We will use our commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the public warrants in accordance with the provisions of the Warrant Agreement; provided that, if the shares of our common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their public warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement.

Redemption of Public Warrants When the Price Per Share of Our Common Stock Equals or Exceeds $450.00

Once the public warrants become exercisable, we may call the public warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the last reported sale price of our common stock equals or exceeds $450.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like and for certain issuances of our common stock and equity-linked securities as described below) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the public warrant holders.

We have established the last redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the public warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the shares of our common stock may fall below the $450.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $287.50 warrant exercise price after the redemption notice is issued.

We will not redeem the public warrants as described above unless a registration statement under the Securities Act covering the issuance of the shares of our common stock issuable upon a cashless exercise of the public warrants is then effective and a current prospectus relating to those shares of our common stock is available throughout the 30-day redemption period, except if the public warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the public warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the public warrants as set forth above even if the holders are otherwise unable to exercise the public warrants.

Redemption of Public Warrants When the Price Per Share of Our Common Stock Equals or Exceeds $250.00

Once the public warrants become exercisable, we may redeem the outstanding public warrants (except as described herein with respect to the private placement warrants):

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their public warrants prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of our common stock (as described below) except as otherwise described below;

•

if, and only if, the last reported sale price of our common stock equals or exceeds $250.00 per share (as adjusted for stock splits, stock dividends, reorganizations, reclassifications, recapitalizations and the like and for certain issuances of our common stock and equity-linked securities as described above) on the trading day prior to the date on which we send the notice of redemption to the public warrant holders; and

•

if, and only if, the last reported sale price of our common stock is less than $450.00 per share (as described for stock splits, stock dividends, reorganizations, recapitalizations and the like and for certain issuances of our common stock and equity-linked securities as described above), then the private placement warrants are also called for redemption on the same terms as the outstanding public warrants, as described above.

Beginning on the date the notice of redemption is given until the public warrants are redeemed or exercised, holders may elect to exercise their public warrants on a cashless basis. If and when the public warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the public warrants as set forth above even if the holders are otherwise unable to exercise the public warrants.

The numbers in the table below represent the number of shares of our common stock that a warrant holder will receive upon exercise in connection with a redemption by us pursuant to the redemption feature, based on the “fair market value” of our common stock on the corresponding redemption date (assuming holders elect to exercise their public warrants and such public warrants are not redeemed for $0.10 per warrant), determined based on the volume-weighted average price of our common stock for the ten trading days immediately following the date on which the notice of redemption is sent to the holders of public warrants, and the number of months that the corresponding redemption date precedes the expiration date of the public warrants, each as set forth in the table below. We will provide our public warrant holders with the final fair market value no later than one business day after the ten-day trading period described above.

The stock prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a public warrant is adjusted as set forth in the first three paragraphs under the heading “—Anti-Dilution Adjustments” below. The adjusted stock prices in the column headings will equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a public warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a public warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a public warrant.

Redemption Date (period to expiration of Warrants)	Fair Market Value of Our Common Stock[1]
	≤250.00	275.00	300.00	325.00	350.00	375.00	400.00	425.00	≥450.00
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

_____________________________________________________

1      The share prices set forth in the column headings of the table above have been adjusted for the Reverse Stock Split. Following the Reverse Stock Split, the number of shares of Company common stock that a warrant holder will receive upon cashless exercise in connection with a redemption by Company pursuant to the redemption feature described herein is (i) the number of shares set forth in the table, divided by (ii) 25.

The exact fair market value and time to expiration may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of our common stock to be issued for each public warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365- or 366-day year, as applicable. For example, if the volume-weighted average price of our common stock for the ten trading days immediately following the date on which the notice of redemption is sent to the holders of the public warrants is $275.00 per share, and at such time there are 57 months until the expiration of the public warrants, holders may choose to, in connection with this redemption feature, exercise their public warrants for 0.01108 shares of our common stock for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume-weighted average price of our common stock for the ten trading days immediately following the date on which the notice of redemption is sent to the holders of the public warrants is $337.50 per share, and at such time there are 38 months until the expiration of the public warrants, holders may choose to, in connection with this redemption feature, exercise their public warrants for 0.01192 shares of our common stock for each whole warrant. In no event will the public warrants be exercisable in connection with this redemption feature for more than 0.01444 shares of our common stock per warrant, subject to adjustment. Finally, as reflected in the table above, if the public warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of our common stock. In no event will the public warrants be exercisable in connection with this redemption feature for more than 0.01444 shares of our common stock per warrant (subject to adjustment).

This redemption feature is structured to allow for all of the outstanding public warrants to be redeemed when our common stock is trading at or above $250.00 per share, which may be at a time when the trading price of our common stock is below the exercise price of the public warrants. This provides us with the flexibility to redeem the public warrants without the public warrants having to reach the $450.00 per share threshold set forth above under “—Redemption of Public Warrants When the Price Per Share of Our Common Stock Equals or Exceeds $450.00.” Holders choosing to exercise their public warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their public warrants based on an option pricing model with a fixed volatility input as of the date of this prospectus. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding public warrants, and therefore have certainty as to our capital structure as the public warrants would no longer be outstanding and would have been exercised or redeemed and we will be required to pay the redemption price to warrant holders if it chooses to exercise this redemption right and it will allow us to quickly proceed with a redemption of the warrants if we determine it is in our best interest to do so. As such, we would redeem the public warrants in this manner when we believe it is in our best interest to update our capital structure to remove the public warrants and pay the redemption price to the warrant holders.

As stated above, we can redeem the warrants when our common stock is trading at a price starting at $250.00, which is below the exercise price of $287.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If we choose to redeem the warrants when our common stock is trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer shares of our common stock than they would have received if they had chosen to wait to exercise their warrants for our common stock if and when our common stock trades at a price higher than the exercise price of $287.50 per share.

No fractional shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of our common stock to be issued to the holder.

Redemption Procedures

A holder of a public warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such public warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of our common stock outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

If the number of outstanding shares of our common stock is increased by a stock dividend payable in shares of our common stock, or by a split-up of shares of our common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of our common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of our common stock. A rights offering to holders of our common stock entitling holders to purchase shares of our common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of our common stock equal to the product of (1) the number of shares of our common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for our common stock) multiplied by (2) one minus the quotient of (x) the price per share of our common stock paid in such rights offering divided by (y) the fair market value. For these purposes (1) if the rights offering is for securities convertible into or exercisable for our common stock, in determining the price payable for our common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (2) fair market value means the volume-weighted average price of our common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the public warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of our common stock on account of such shares of our common stock (or other shares of our capital stock into which the public warrants are convertible), other than (a) as described above and (b) certain ordinary cash dividends, then the public warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of our common stock in respect of such event.

If the number of outstanding shares of our common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of our common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of our common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of our common stock.

Whenever the number of shares of our common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of our common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of our common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of our common stock (other than those described above or that solely affects the par value of such shares of our common stock), or in the case of any merger or consolidation with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of the outstanding shares of our common stock), or in the case of any sale or conveyance to another corporation or entity of our assets or other property as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of our common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of our common stock in such a transaction is payable in the form of common equity in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the Warrant Agreement) of the warrant.

The public warrants were issued in registered form under a Warrant Agreement between Continental, as warrant agent, and us. A copy of the Warrant Agreement, which is filed as an exhibit to this prospectus, has a complete description of the terms and conditions applicable to the warrants. The Warrant Agreement provides that the terms of the public warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then-outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

The public warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The public warrant holders do not have the rights or privileges of holders of our common stock and any voting rights until they exercise their warrants and receive shares of our common stock. After the issuance of shares of our common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by holders of our common stock.

No fractional warrants will be issued upon separation of the units and only whole warrants will trade.

Private Placement Warrants

The private placement warrants (including the common stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of the Business Combination (except under limited circumstances) and they will not be redeemable by us so long as they are held by the Sponsors or their permitted transferees.

The Sponsors or their permitted transferees, have the option to exercise the private placement warrants on a cashless basis and will have certain registration rights related to such private placement warrants. Except as described in this section, the private placement warrants have terms and provisions that are identical to those of the warrants sold in the initial public offering, including they may be redeemed for shares of our common stock. If the private placement warrants are held by holders other than the Sponsors or their permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the public warrants.

Anti-Takeover Effects of Provisions of the Proposed Certificate of Incorporation, Proposed Bylaws and Applicable Law

Our certificate of incorporation and bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, could discourage takeovers, coercive or otherwise. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors.

Classified Board of Directors

Our certificate of incorporation provides that our board of directors will be classified into three classes of directors of approximately equal size. As a result, in most circumstances, a person can gain control of our board of directors only by successfully engaging in a proxy contest at two or more annual meetings of our stockholders.

Authorized but Unissued Shares

Our authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Special Meeting of Stockholders

Our certificate of incorporation and bylaws provide that, subject to the rights of any holders of preferred stock, special meetings of our stockholders, for any purpose or purposes, may be called only by (i) the chairman of the board, (ii) the chief executive officer, (iii) the secretary or (iv) our board of directors pursuant to a resolution adopted by a majority of our board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to bring business before the annual meeting of our stockholders or to nominate candidates for election as directors at the annual meeting of our stockholders must provide timely notice of their intent in writing.

To give timely notice, the secretary must have received the notice at our principal executive offices, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting. However, if the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, the notice must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of the annual meeting is first made or sent by us.

Our bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before the annual meeting of our stockholders or from making nominations for directors at annual meeting of our stockholders.

Election and Removal of Directors

Our certificate of incorporation and bylaws contain provisions that establish specific procedures for appointing and removing members of the board of directors.

Under the certificate of incorporation, our directors may be removed from office, only for cause and only by the affirmative vote of the holders of a majority of the power of all then-outstanding shares of capital stock entitled to vote in the election of directors, voting together as a single class.

Vacancies and newly created directorships on our board of directors may be filled only by a majority vote of the directors then in office, even if less than a quorum, or by a sole remaining director. Any new director shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal. The treatment of vacancies has the effect of making it more difficult for stockholders to change the composition of the our board of directors.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our certificate of incorporation expressly does not authorize cumulative voting rights for our stockholders.

The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence a decision by our board of directors regarding a takeover.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (A) shares owned by persons who are directors and also officers and (B) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, owned 15% or more of our outstanding voting stock. This provision is expected to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. Moreover, Section 203 may discourage attempts that might result in a premium over the market price for the shares of our common stock held by stockholders.

The provisions of DGCL, our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is also possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Exclusive Forum Selection

Our certificate of incorporation generally designates, unless we otherwise consent in writing, the Court of Chancery as the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent to us or our stockholders, or any claim for aiding and abetting any such alleged breach, (iii) any action asserting a claim against us, our directors, officers or employees arising pursuant to any provision of the DGCL, our certificate of incorporation or bylaws or (iv) any action asserting a claim against us, our directors, officers or employees governed by the internal affairs doctrine. This provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act pursuant to Section 27 of the Exchange Act brought to enforce or any claim for which the U.S. federal district courts have exclusive jurisdiction.

Further, our certificate of incorporation provides that, unless we consent in writing, the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Although our certificate of incorporation provides that the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act it is possible that a court could rule that such provisions are inapplicable for a particular claim or action or that such provisions are unenforceable.

New Limitations on Liability and Indemnification of Officers and Directors

Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by the DGCL and provides that we will indemnify our directors and officers to the fullest extent permitted by such law. We have also entered into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. Our certificate of incorporation provides that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. In addition, as permitted by the DGCL, our certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director.

Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Transfer Agent and Registrar

The transfer agent for our capital stock is Continental. The transfer agent and registrar’s address is 1 State Street Plaza, 30th Floor, New York, New York 10004.